Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                                October 6, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 8964
          Municipal Advantage Closed-End and ETF Portfolio, Series 62
                                 (the "Trust")
                      CIK No. 1820089 File No. 333-248735
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. WITH RESPECT TO THE SECTION ENTITLED "ADDITIONAL PORTFOLIO CONTENTS," PLEASE DESCRIBE WHY INVESTMENT GRADE SECURITIES ARE BEING SINGLED OUT. DOES THE TRUST MOSTLY INVEST IN INVESTMENT GRADE SECURITIES? PLEASE CONSIDER DISCLOSING THAT THE TRUST WILL INVEST IN ANY ALLOCATION OF INVESTMENT GRADE AND NON-INVESTMENT GRADE SECURITIES.

      Response: Please note that investment grade securities are referenced in the section entitled "Additional Portfolio Contents" pursuant to prior comments received by the Staff which requested that the disclosure in the "Portfolio" section mirror the principal risk disclosure. Given that all other asset classes for which the Trust's prospectus includes principal risks are already identified in the section entitled "Portfolio Selection Process," the only asset class not described in the same has been included in the section entitled "Additional Portfolio Contents." Please also note the following disclosure in the Trust's prospectus under the section entitled "Portfolio Selection Process" which the Trust believes sufficiently provides that the Trust may invest in any allocation of investment grade verses high-yield securities:

      "In selecting the Funds for the Trust, we did not require any specific credit quality, duration or maturity for the underlying municipal bonds."

Risk Factors
------------

      2. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO THE MUNICIPAL BONDS ISSUED BY ANY JURISDICTION EXPERIENCING FINANCIAL DISTRESS, PLEASE IDENTIFY THAT JURISDICTION AND ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on its final portfolio, the Trust has significant exposure to municipal securities from jurisdictions experiencing financial distress, appropriate risk disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                        By /s/ Daniel J. Fallon
                                                        ________________________
                                                           Daniel J. Fallon